SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Financial Statements

As of December 31, 2007 and For the Year Ended December 31, 2007

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

Supplemental Schedules:

Schedule of Assets (Held at Year-End)	7

Schedule of Reportable Transactions	8

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Schedules Omitted:

The following schedules are omitted because of the absence of conditions under which they are required:

Obligations in Default

Leases in Default

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants
Community Trust Bancorp, Inc.
  Employee Stock Ownership Plan
Pikeville, Kentucky

We have audited the accompanying statement of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Louisville, Kentucky
June 27, 2008
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statement of Net Assets Available for Benefits

December 31, 2007

Assets
Investments at fair value:
Community Trust Bancorp, Inc. common stock	$15,657,825
Mutual funds	128,857
Cash equivalents	77,684
Total investments	15,864,366

Accrued interest and dividends receivable	164,906
Net assets available for benefits	$16,029,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions:
Contributions	$1,296,605
Transfer from Community Trust Bancorp, Inc. Savings Plan	23,232,538
Total contributions, rollovers, and transfers	24,529,143

Investment income:
Net depreciation in fair value of investments	(7,723,223)
Interest and dividends	774,553
Total investment loss	(6,948,670)

Deductions:
Benefits paid to participants	(1,551,201)

Increase in net assets	16,029,272

Net assets available for benefits
Beginning of year	0

End of year	$16,029,272

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2007 and For the Year Ended December 31, 2007

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 2006, CTBI had combined its Employee Stock Ownership Plan with its 401(k) Plan in the form of a KSOP.  Effective January 1, 2007, the Plan was amended creating this separate Employee Stock Ownership Plan (ESOP) and a separate 401(k) Plan.

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

Each year CTBI shall make a discretionary contribution to the Plan in an amount not less than 3% of the compensation, as defined, of each participant.  The discretionary contributions are non-participant directed and are made directly to the CTBI company stock fund.  During 2007, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Investments

The Plan provides for the establishment of various investment funds including the CTBI company stock fund.  Employer discretionary contributions are automatically invested in CTBI common stock. Once a participant satisfies diversification requirements, funds may be invested in other investments; therefore, the CTBI company stock fund includes both participant and non-participant directed funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over any period of time not exceeding the joint life expectancy of the participant and his or her designated beneficiary.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Cash Equivalents

The Plan considers investments in money market funds to be cash equivalents.

Valuation of Investments

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Investments in mutual equity and bond funds are valued at the most recent selling price, which is based on the current market value of the securities in the fund.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2007:

Fair Value
CTBI common stock, 568,755 shares	$15,657,825

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,723,223, as follows:

CTBI common stock	$(7,727,019)
Mutual funds	3,796
Net depreciation in fair value of investments	$(7,723,223)

4.  Non-Participant Directed Investments

All Plan assets are non-participant directed, except upon participant satisfaction of diversification requirements. Information about the net assets and the significant components of the changes in net assets relating to the CTBI company stock fund is as follows:

Net assets
CTBI common stock	$15,657,825

Changes in net assets:
Transfer from Community Trust Bancorp, Inc. Savings Plan	$22,997,584
Dividends due on stock transfer	149,507
Assets acquired	965,500
Dividends	450,529
Assets disposed	(484,351)
Realized loss on disposition of assets	(132,059)
Net depreciation in fair value of investments	(7,594,960)
Benefits paid to participants	(693,925)
Net change	$15,657,825

5.  Federal Income Tax Status

The Plan has requested but not yet obtained a determination letter in which the Internal Revenue Service has stated that the Plan and related trust are in compliance with the applicable requirements of the Internal Revenue Code, and therefore, not subject to tax.  However, the Plan administrator believe that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

7.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

2007
CTBI common stock	$15,657,825

8.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $39,317 at December 31, 2007.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i--
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Units, or Shares	Cost	Current Value

Mutual Funds
American Advantage S/C V- PN	Equity Mutual Fund, 36 units	**	$627

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 311 units	**	11,072

Harbor International Fund #11	Equity Mutual Fund, 166 units	**	11,878

Meridian Growth Fund Inc	Equity Mutual Fund, 112 units	**	4,222

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 9 units	**	672

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 266 units	**	35,926

Vanguard Index Trust Growth #9	Equity Mutual Fund, 3 units	**	96

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 1,140 units	**	35,643
			100,136
Fixed Mutual Funds
Vanguard Short Term Bond Index #132	Fixed Bond Fund, 677 units	**	6,862

Vanguard Total Bond Market #84	Fixed Bond Fund, 2,151 units	**	21,859
			28,721
Cash Equivalents
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 77,650 shares	**	77,650

SEI Daily Income Gov’t CLA Fund #36	Money Market Fund, 34 shares	**	34
			77,684
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 568,755 shares	$9,329,952	15,657,825

Total assets held for investment purposes		$9,329,952	$15,864,366

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant- directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings and Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j--
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2007

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$2,049,886	34	$1,565,525	$(132,059)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Community Trust Bancorp, Inc.

Date: June 27, 2008	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources